SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2010

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative

March 30, 2010

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

In the Annual Shareholder’s Meeting, held on March 26, 2010 the following items were approved with the required quorum being represented:

•	the Annual Report of the Company for the financial year ended December 31, 2009;
•
the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2009 including the report of the independent auditors of the Company thereon; and

•	the designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young, as the external auditors of the Company to hold office for the financial year 2010.

Sincerely,

/s/	Mario Ferrari
Credicorp Ltd.